Registration Statement No. 333-275898
Filed Pursuant to Rule 433

CAPPED LEVERAGED RETURN NOTES WITH ABSOLUTE RETURN BUFFER

Capped Leveraged Return Notes with Absolute Return Buffer Linked to an International Equity Index Basket
Issuer	Royal Bank of Canada (“RBC”). References on this page to “we,” “us” or “our” mean RBC.
Principal Amount	$10.00 per unit
Term	Approximately two years
Market Measure	An international equity index basket (the “Basket”) composed of the EURO STOXX 50® Index (Bloomberg symbol “SX5E”), the FTSE® 100 Index (Bloomberg symbol “UKX”), the Nikkei Stock Average Index (Bloomberg symbol “NKY”), the Swiss Market Index (Bloomberg symbol “SMI”), the S&P®/ASX 200 Index (Bloomberg symbol “AS51”) and the FTSE® China 50 Index (Bloomberg symbol "XIN0I"). The EURO STOXX 50® Index will be given an initial weight of 40.00%, each of the FTSE® 100 Index and the Nikkei Stock Average Index will be given an initial weight of 20.00%, each of the Swiss Market Index and the S&P®/ASX 200 Index will be given an initial weight of 7.50% and the FTSE® China 50 Index will be given an initial weight of 5.00%.
Payout Profile at Maturity

•   [1.01 to 1.21]-to-1 upside exposure to increases in the Market Measure, subject to the Capped Value

•   A positive return equal to the absolute value of the percentage decline in the value of the Market Measure only if the Market Measure does not decline by more than 10.00% (e.g., if the negative return of the Market Measure is -5.00%, you will receive a positive return of +5.00%)

•   1-to-1 downside exposure to decreases in the Market Measure beyond a 10.00% decline, with 90.00% of your principal at risk

Participation Rate	[101.00% to 121.00%], to be determined on the pricing date
Threshold Value	90.00% of the Starting Value
Capped Value	$12.50 per unit, a 25.00% return over the principal amount
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/1000275/000095010325007837/dp230535_424b2-mlacd.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

•       Depending on the performance of the Market Measure as measured shortly before the maturity date, your investment may result in a loss; there is no guaranteed return of principal.

•       Any positive return on the notes is limited. The notes provide for a positive return if the value of the Market Measure increases or does not decrease by more than 10.00%. However, any positive return on the notes based on the appreciation of the Market Measure will be limited to the return represented by the Capped Value. In addition, the absolute value return feature applies only if the Ending Value is less than the Starting Value but is greater than or equal to the Threshold Value. Because the Threshold Value will be 90.00% of the Starting Value, any positive return due to the depreciation of the Market Measure will be limited to 10.00%. Any decline in the Ending Value from the Starting Value by more than 10.00% will result in a loss, rather than a positive return, on the notes.

•       Your return on the notes may be less than the yield you could earn by owning a conventional fixed or floating rate debt security of comparable maturity.

•       Payments on the notes are subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.

•       Your investment return is limited and may be less than a comparable investment directly in the securities included in the Basket Components.

•       The initial estimated value of the notes is only an estimate, determined as of a particular point in time by reference to our and our affiliates’ pricing models.

•       The public offering price you pay for the notes will exceed the initial estimated value.

•       The initial estimated value does not represent a minimum or maximum price at which we, MLPF&S, BofAS or any of our affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time.

•       A trading market is not expected to develop for the notes.

•       Our business, hedging and trading activities, and those of MLPF&S, BofAS and our respective affiliates (including trades in the securities included in the Basket Components), and any hedging and trading activities we, MLPF&S, BofAS or our respective affiliates engage in for our clients’ accounts, may affect the market value and return of the notes and may create conflicts of interest with you.

•       There may be potential conflicts of interest involving the calculation agent, which is BofAS.

•       Changes in the level of one Basket Component may be offset by changes in the levels of the other Basket Components.

•       The index sponsors may adjust each Basket Component in a way that affects its level, and the index sponsors have no obligation to consider your interests.

•       You will have no rights of a holder of the securities included in the Basket Components, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

•       While we, MLPF&S, BofAS or our respective affiliates may from time to time own the securities included in the Basket Components, we, MLPF&S, BofAS and our respective affiliates do not control the issuers of those securities, and have not verified any disclosure made by any other company.

•       Your return on the notes and the value of the notes may be affected by exchange rate movements and factors affecting the international securities markets, specifically changes in the countries represented by the Basket Components.

•       The U.S. federal income tax consequences of an investment in the notes are uncertain.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.

The graph above and the table below reflect the hypothetical return on the notes, based on the terms contained in the table to the left (using the mid-point for any range(s)). The graph and the table have been prepared for purposes of illustration only and do not take into account any tax consequences from investing in the notes.

Hypothetical Percentage Change from the Starting Value to the Ending Value	Hypothetical Redemption Amount per Unit	Hypothetical Total Rate of Return on the Notes
-100.00%	$1.000	-90.00%
-50.00%	$6.000	-40.00%
-40.00%	$7.000	-30.00%
-20.00%	$9.000	-10.00%
-10.00%(1)	$11.000(2)	10.00%
-5.00%	$10.500	5.00%
-3.00%	$10.300	3.00%
0.00%	$10.000	0.00%
2.00%	$10.222	2.22%
3.00%	$10.333	3.33%
5.00%	$10.555	5.55%
10.00%	$11.110	11.10%
20.00%	$12.220	22.20%
22.53%	$12.500(3)	25.00%
30.00%	$12.500	25.00%
40.00%	$12.500	25.00%
50.00%	$12.500	25.00%
60.00%	$12.500	25.00%

(1)   This hypothetical percentage change corresponds to the Threshold Value.

(2)   Any positive return based on the depreciation of the Basket cannot exceed the return represented by the Threshold Value.

(3)   Any positive return based on the appreciation of the Basket cannot exceed the return represented by the Capped Value.

RBC has filed a registration statement (including a product supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this document relates. Before you invest, you should read those documents, and the other documents that RBC has filed with the SEC, for more complete information about RBC and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, RBC, any agent, or any dealer participating in this offering will arrange to send you these documents if you so request by calling toll-free 1-800-294-1322.